Exhibit 99.1

May 19, 2020

Lloyds Bank plc – RESULTS OF TENDER OFFER FOR CERTAIN OF ITS OUTSTANDING senior NOTES

Lloyds Bank plc (the “Offeror”) is today announcing the final results of its previously announced cash tender offer (the “Offer”) for any and all of certain series of its U.S. dollar denominated senior notes set out in the table below (the “Notes”). The Offer was made on the terms and subject to the conditions set out in the Offer to Purchase dated May 11, 2020 (the “Offer to Purchase”) and the related notice of guaranteed delivery.

Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $2,144,244,000 in aggregate principal amount of the Notes were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on May 18, 2020 (the “Expiration Deadline”), as more fully set forth below. The Offeror has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. In addition, $5,619,000 in aggregate principal amount of the Notes were tendered using the guaranteed delivery procedures. The Settlement Date is expected to be May 21, 2020.

The table below sets forth, among other things, the principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:

Notes	ISIN/CUSIP	Principal Amount Outstanding(1)	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Purchase Price Per $1,000 Principal Amount of Notes
2.700% Senior Notes due 2020 (Series 1)	US53944VAK52 53944VAK5	$1,000,000,000	$329,322,000	$2,123,000	$1,005.50
3.300% Senior Notes due 2021 (Series 2)	US53944VAP40 53944VAP4	$1,196,381,000	$681,562,000	$815,000	$1,023.60
Floating Rate Notes due 2021 (Series 3)	US53944VAQ23 53944VAQ2	$856,988,000	$350,506,000	$0	$1,000.00
2.250% Senior Notes due 2022 (Series 4)	US53944VAS88 53944VAS8	$1,388,265,000	$712,141,000	$2,141,000	$1,026.85
3.500% Senior Notes due 2025 (Series 5)	US53944VAH24 53944VAH2	$415,188,000	$70,713,000	$540,000	$1,088.20

(1)        As of the commencement date of the Offer.

FURTHER INFORMATION

Lucid Issuer Services Limited acted as tender agent for the Offer. J.P. Morgan Securities LLC and Lloyds Securities Inc. acted as Dealer Managers. Questions regarding the Offer should be directed to J.P. Morgan Securities LLC at +1 (866) 834-4666 (U.S. Toll-Free) or +1 (212) 834-8553 (U.S. Collect) or Lloyds Securities Inc. at +1 (212) 284-0411.

CONCURRENT NON-U.S. OFFER

On May 11, 2020, the Offeror also launched a capped tender offer (the “Non-U.S. Offer”) in respect of certain of Lloyds Bank’s outstanding euro and pound sterling denominated debt securities. This announcement does not relate to the Non-U.S. Offer.